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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                                                Commission File Number: 0-27604
                   NOTIFICATION OF LATE FILING OF FORM 10-Q

                       For Period Ended: March 31, 1998
                                         --------------

                       Part 1. Registrant Information

                          PICK COMMUNICATIONS CORP.
                           ------------------------
                          (Full name of registrant)

        Wayne Interchange Plaza II, 155 Route 46 West, Wayne, NJ 07470
        --------------------------------------------------------------
                   (Address of Principal executive office)


                       Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III. Narrative


         The Registrant has been delayed in filing its Form 10-K for the fiscal year ended December 31, 1997 because the Registrant's auditor was unable to begin its work on a timely basis. As a result, the Form 10-Q could not be filed within the prescribed time period.


                          Part IV. Other Information

          (1) Name and telepone number of person to contact in regard to this notification:

               Robert S. Bingham                  (973) 812-7425
               -----------------                  --------------
                    (Name)                      (Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [ ] Yes   [x] No

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The Registrant has not yet filed its Form 10-K for the fiscal year ended
December 31, 1997.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [x] Yes   [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Reason for Change: The Registrant experienced lower revenue and an increased loss from operations as compared with the corresponding period for the last fiscal year due to a new concentration on building a facilities-based network and augmenting the Registrant's capacity to terminate international traffic.

          This new concentration diverted the Company's attention from pursuing new carrier customers and from maintaining on-going sales during the period, which resulted in the decreased revenue. The increased loss from operations was caused by the diminished revenue coupled with increased expenses related to expanding the network. A reasonable estimate of the results cannot be made until the audit of 1997 is completed.

                          PICK COMMUNICATIONS CORP.
                          -------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 1998            By: /s/ Robert S. Bingham
                                  -----------------------------
                                  Name: Robert S. Bingham
                                  Title: Vice-President-Finance

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).